Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces Third Quarter 2022 Unaudited Financial Results

(Hangzhou- November 17, 2022)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Net revenues were RMB24.4 billion (US$3.4 billion), an increase of 10.1% compared with the third quarter of 2021.

•	Games and related value-added services net revenues were RMB18.7 billion (US$2.6 billion), an increase of 9.1% compared with the third quarter of 2021.[1]

•	Youdao net revenues were RMB1.4 billion (US$197.2 million), an increase of 1.1% compared with the third quarter of 2021.

•	Cloud Music net revenues were RMB2.4 billion (US$331.4 million), an increase of 22.5% compared with the third quarter of 2021.

•	Innovative businesses and others net revenues were RMB2.0 billion (US$276.7 million), an increase of 13.6% compared with the third quarter of 2021.[1]

•	Gross profit was RMB13.7 billion (US$1.9 billion), an increase of 16.4% compared with the third quarter of 2021.

[1] Effective as of the second quarter of 2022, the Company renamed its “online game services” segment as “games and related value-added services,” and transferred certain business lines that are related or ancillary to its games from “innovative businesses and others” to “games and related value-added services.” The Company retrospectively recast prior periods’ segment information to conform to the current period presentation. See “Change in Segment Reporting” in this announcement.

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•	Total operating expenses were RMB9.0 billion (US$1.3 billion), an increase of 12.0% compared with the third quarter of 2021.

•	Net income attributable to the Company’s shareholders was RMB6.7 billion (US$941.8 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB7.5 billion (US$1.1 billion).[2]

•	Basic net income per share was US$0.29 (US$1.44 per ADS). Non-GAAP basic net income from continuing operations per share was US$0.32 (US$1.61 per ADS).[2]

Third Quarter 2022 and Recent Operational Highlights

•	Extended the longevity of leading franchise titles including both the Fantasy Westward Journey and Westward Journey Online series, and other hit titles including Identity V and Infinite Lagrange.

•	Delivered exciting anniversary content updates for the popular title Naraka: Bladepoint in August, winning wide acclaim among players.

•	Diablo® Immortal™, co-developed by NetEase and Blizzard Entertainment, debuted in Chinese mainland, topping the iOS download chart soon after its launch.

•	Advanced pipeline, propelling new games under development including Naraka: Bladepoint mobile game, Justice mobile game and Ghost World Chronicle.

•	Continued preparations for the roll-out of Harry Potter: Magic Awakened in international markets, which is now expected to be launched globally in 2023.

•	Net revenues of Youdao maintained healthy growth with increased contributions from sales of new services and smart devices.

•	Enhanced content and product innovation for Cloud Music, driving solid growth in net revenues and continued margin improvement.

As previously disclosed, NetEase has entered into certain licensing agreements covering the publication of several Blizzard titles in Chinese mainland. These licenses will expire in January 2023, and will not be renewed. Net revenues and net income contribution from these licensed Blizzard games represented low single digits as a percentage of NetEase’s total net revenues and net income in 2021 and in the first nine months of 2022. The expiration of such licenses will have no material impact on NetEase’s financial results. The co-development and publishing of Diablo® Immortal™ is covered by a separate long-term agreement.

[2] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

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Commenting on this quarter’s financial results, Mr. William Ding, Chief Executive Officer and Director of NetEase said, “Steady growth characterized our third quarter, generating total net revenues of RMB24.4 billion, an increase of 10.1% year-over-year. Our games business continues to see solid gains. Beloved flagship titles such as our Fantasy Westward Journey sagas further grew in the third quarter, impressing the industry with their strength and longevity. The successful launch of thrilling new games such as Diablo® Immortal™ is a further testament to our robust R&D programs and ability to captivate the attention of players in the international arena.”

“In addition to our games, we maintained our differentiated offerings with Youdao, Cloud Music and Yanxuan businesses. As we move forward, we will continue to leverage our innovative content and services to drive sustainable growth across each of our carefully cultivated businesses,” Mr. Ding concluded.

Third Quarter 2022 Financial Results

Net Revenues

Net revenues for the third quarter of 2022 were RMB24,426.8 million (US$3,433.9 million), compared with RMB23,159.1 million and RMB22,190.7 million for the preceding quarter and the third quarter of 2021, respectively.

Net revenues from games and related value-added services, which include both the operation of online games as well as other related or ancillary services to the games, were RMB18,699.1 million (US$2,628.7 million) for the third quarter of 2022, compared with RMB18,139.8 million and RMB17,145.7 million for the preceding quarter and the third quarter of 2021, respectively. Net revenues from the operation of online games, which is the primary component of this segment, accounted for approximately 92.9% of the segment for the third quarter of 2022, compared with 92.8% and 92.7% for the preceding quarter and the third quarter of 2021, respectively. Net revenues from mobile games accounted for approximately 68.6% of net revenues from the operation of online games for the third quarter of 2022, compared with 66.1% and 69.2% for the preceding quarter and the third quarter of 2021, respectively.

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Net revenues from Youdao were RMB1,402.4 million (US$197.2 million) for the third quarter of 2022, compared with RMB956.2 million and RMB1,387.3 million for the preceding quarter and the third quarter of 2021, respectively.

Net revenues from Cloud Music were RMB2,357.2 million (US$331.4 million) for the third quarter of 2022, compared with RMB2,191.5 million and RMB1,924.7 million for the preceding quarter and the third quarter of 2021, respectively.

Net revenues from innovative businesses and others were RMB1,968.0 million (US$276.7 million) for the third quarter of 2022, compared with RMB1,871.5 million and RMB1,733.1 million for the preceding quarter and the third quarter of 2021, respectively.

Gross Profit

Gross profit for the third quarter of 2022 was RMB13,743.9 million (US$1,932.1 million), compared with RMB12,941.5 million and RMB11,810.8 million for the preceding quarter and the third quarter of 2021, respectively.

The quarter-over-quarter and year-over-year increases in games and related value-added services gross profit were primarily due to increased net revenues from online games, including the Fantasy Westward Journey Online series and Infinite Lagrange, and certain newly launched titles.

The quarter-over-quarter increase in Youdao gross profit was primarily attributable to the increase in net revenues from improved economies of scale for its learning services as well as increased sales volume of its smart devices.

The quarter-over-quarter and year-over-year increases in Cloud Music gross profit were primarily due to increased net revenues from its social entertainment services, as well as continuously improved cost control measures.

The quarter-over-quarter and year-over-year increases in innovative businesses and others gross profit were primarily due to increased gross profit contribution from Yanxuan.

Gross Profit Margin

Gross profit margin for games and related value-added services for the third quarter of 2022 was 65.0%, compared with 64.9% and 61.3% for the preceding quarter and the third quarter of 2021, respectively. The year-over-year increase in gross profit margin was mainly due to changes in the revenue contribution from different distribution channels.

Gross profit margin for Youdao for the third quarter of 2022 was 54.2%, compared with 42.8% and 56.6% for the preceding quarter and the third quarter of 2021, respectively. The quarter-over-quarter increase was primarily attributable to the factors enumerated above. The year-over-year decrease mainly resulted from a decline in economies of scale due to the decreased net revenues from its learning services.

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Gross profit margin for Cloud Music was 14.2% for the third quarter of 2022, compared with 13.0% and 2.2% for the preceding quarter and the third quarter of 2021, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the third quarter of 2022 was 25.5%, compared with 25.8% and 27.2% for the preceding quarter and the third quarter of 2021, respectively. The year-over-year fluctuations were mainly due to changes in gross profit margin from advertising services.

Operating Expenses

Total operating expenses for the third quarter of 2022 were RMB9,002.1 million (US$1,265.5 million), compared with RMB7,995.2 million and RMB8,035.6 million for the preceding quarter and the third quarter of 2021, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures related to games and related value-added services and Youdao, as well as higher staff-related costs.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income/ (loss), interest income, exchange gains/ (losses) and others. The quarter-over-quarter and year-over-year increases were mainly due to investment income arising from the disposal of certain equity investments and net unrealized exchange gains arising from the Company’s U.S. dollar-denominated bank deposits and loans balances as the exchange rate of the U.S. dollar against the RMB fluctuated in the third quarter of 2022.

Income Taxes

The Company recorded a net income tax charge of RMB1,586.7 million (US$223.1 million) for the third quarter of 2022, compared with RMB1,259.3 million and RMB807.6 million for the preceding quarter and the third quarter of 2021, respectively. The effective tax rate for the third quarter of 2022 was 19.3%, compared with 22.0% and 19.6% for the preceding quarter and the third quarter of 2021, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB6,699.4 million (US$941.8 million) for the third quarter of 2022, compared with RMB5,291.5 million and RMB3,181.8 million for the preceding quarter and the third quarter of 2021, respectively. Net income attributable to the Company’s shareholders for the preceding quarter also included net income from discontinued operations of RMB624.9 million which was related to the prior disposal of the Kaola business.

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Non-GAAP net income from continuing operations attributable to the Company’s shareholders totaled RMB7,469.6 million (US$1,050.1 million) for the third quarter of 2022, compared with RMB5,409.8 million and RMB3,857.8 million for the preceding quarter and the third quarter of 2021, respectively.

NetEase reported basic net income of US$0.29 per share (US$1.44 per ADS) for the third quarter of 2022, compared with US$0.23 per share (US$1.14 per ADS) and US$0.13 per share (US$0.67 per ADS) for the preceding quarter and the third quarter of 2021, respectively.

NetEase reported non-GAAP basic net income from continuing operations of US$0.32 per share (US$1.61 per ADS) for the third quarter of 2022, compared with US$0.23 per share (US$1.16 per ADS) and US$0.16 per share (US$0.82 per ADS) for the preceding quarter and the third quarter of 2021, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0870 per share (US$0.4350 per ADS) for the third quarter of 2022 to holders of ordinary shares and holders of ADSs as of the close of business on December 2, 2022, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 2, 2022 (Beijing/ Hong Kong Time). The payment date is expected to be on December 13, 2022 for holders of ordinary shares and on or around December 16, 2022 for holders of ADSs.

NetEase paid a dividend of US$0.0720 per share (US$0.3600 per ADS) for the second quarter of 2022 in September 2022.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2022, the Company’s total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans totaled RMB94.6 billion (US$13.3 billion), compared with RMB85.6 billion as of December 31, 2021. Cash flow generated from operating activities was RMB7.5 billion (US$1.1 billion) for the third quarter of 2022, compared with RMB6.6 billion and RMB6.3 billion for the preceding quarter and the third quarter of 2021, respectively.

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Change in Segment Reporting

Effective as of the second quarter of 2022, the Company implemented certain changes to align its segment financial reporting more closely with the manner in which the Company’s management currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The Company renamed its “online game services” segment as “games and related value-added services,” and transferred certain business lines that are related or ancillary to its games from “innovative businesses and others” to “games and related value-added services,” including the NetEase CC live streaming service (a platform offering various live streaming content with a primary focus on game broadcasting) and other value-added services. The Company retrospectively recast prior periods’ segment information to conform to current period presentation. These changes had no impact on NetEase’s previously reported consolidated net revenues, net income or net income per share.

Share Repurchase/ Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a new share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. On August 31, 2021, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion. As of September 30, 2022, approximately 27.0 million ADSs had been repurchased under this program for a total cost of US$2.5 billion.

The Company also announced today that its board of directors has approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This new share repurchase program will be in effect for a period not to exceed 36 months, commencing upon the expiration of the Company’s existing share repurchase program or, if earlier, the date on which the Company has repurchased the maximum amount authorized under the existing program.

On August 31, 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of September 30, 2022, approximately 2.3 million ADSs had been purchased under this program for a total cost of US$20.7 million.

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NetEase also purchased approximately 0.7 million ordinary shares of Cloud Music in open market transactions on the Hong Kong Stock Exchange for a total cost of US$6.9 million during the third quarter of 2022.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs and Cloud Music’s ordinary shares will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. New York Time on Thursday, November 17, 2022 (Beijing/ Hong Kong Time: 8:00 p.m., Thursday, November 17, 2022). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10026570, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10026570. The replay will be available through November 24, 2022.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX:9999, “NetEase”) provides premium online services centered around content creation. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of China’s most popular and longest running mobile and PC games. Powered by industry-leading in-house R&D capabilities in China and globally, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading technology-focused intelligent learning company, and Cloud Music (HKEX: 9899), China’s leading online music content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

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NetEase’s ESG initiatives are among the best in the global media and entertainment industry, earning it a distinction as one of the S&P Global Industry Movers and an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates, including, among others, initiatives to enhance supervision of companies listed on an overseas stock exchange and tighten scrutiny over data privacy and data security, as well as the risk that NetEase’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

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Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

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NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	14,498,157	17,999,166	2,530,283
Time deposits	70,754,846	89,301,940	12,553,868
Restricted cash	2,876,628	2,844,386	399,857
Accounts receivable, net	5,507,988	5,208,019	732,132
Inventories	964,733	932,905	131,146
Prepayments and other current assets, net	6,235,857	6,371,412	895,679
Short-term investments	12,281,548	8,934,202	1,255,950
Assets held for sale	497	-	-
Total current assets	113,120,254	131,592,030	18,498,915

Non-current assets:
Property, equipment and software, net	5,433,858	6,165,151	866,683
Land use right, net	4,108,090	4,134,507	581,220
Deferred tax assets	1,297,954	1,387,083	194,993
Time deposits	5,823,840	4,473,840	628,922
Restricted cash	1,330	850	119
Other long-term assets, net	23,857,510	24,954,210	3,508,008
Assets held for sale	1,088	-	-
Total non-current assets	40,523,670	41,115,641	5,779,945
Total assets	153,643,924	172,707,671	24,278,860

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	985,059	867,298	121,923
Salary and welfare payables	4,133,254	2,701,749	379,806
Taxes payable	4,537,050	3,740,750	525,866
Short-term loans	19,352,313	25,445,617	3,577,088
Contract liabilities	12,132,743	13,901,882	1,954,296
Accrued liabilities and other payables	9,360,907	10,371,294	1,457,973
Total current liabilities	50,501,326	57,028,590	8,016,952

Non-current liabilities:
Deferred tax liabilities	1,345,874	1,354,827	190,459
Long-term loans	1,275,140	3,549,900	499,037
Other long-term liabilities	1,097,708	1,125,227	158,182
Total non-current liabilities	3,718,722	6,029,954	847,678
Total liabilities	54,220,048	63,058,544	8,864,630

Redeemable noncontrolling interests	145,238	143,354	20,152

NetEase, Inc.’s shareholders’ equity	95,328,080	105,364,713	14,811,937
Noncontrolling interests	3,950,558	4,141,060	582,141
Total shareholders’ equity	99,278,638	109,505,773	15,394,078

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	153,643,924	172,707,671	24,278,860

The accompanying notes are an integral part of this announcement.

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NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	22,190,749	23,159,078	24,426,760	3,433,860	63,232,461	71,141,680	10,000,939
Cost of revenues	(10,379,981)	(10,217,587)	(10,682,868)	(1,501,774)	(29,179,440)	(31,619,918)	(4,445,058)
Gross profit	11,810,768	12,941,491	13,743,892	1,932,086	34,053,021	39,521,762	5,555,881

Operating expenses:
Selling and marketing expenses	(3,134,030)	(3,300,705)	(3,768,618)	(529,784)	(8,914,159)	(9,984,812)	(1,403,643)
General and administrative expenses	(1,140,296)	(1,112,755)	(1,264,342)	(177,738)	(3,101,673)	(3,392,866)	(476,962)
Research and development expenses	(3,761,239)	(3,581,700)	(3,969,156)	(557,975)	(10,228,287)	(10,948,938)	(1,539,177)
Total operating expenses	(8,035,565)	(7,995,160)	(9,002,116)	(1,265,497)	(22,244,119)	(24,326,616)	(3,419,782)
Operating profit	3,775,203	4,946,331	4,741,776	666,589	11,808,902	15,195,146	2,136,099

Other income/ (expenses):
Investment (loss)/ income, net	(264,611)	(707,489)	1,347,269	189,396	1,320,079	91,078	12,804
Interest income, net	349,550	505,991	556,148	78,182	1,124,685	1,520,383	213,732
Exchange gains/ (losses), net	153,310	865,283	1,398,045	196,534	(159,091)	2,165,448	304,414
Other, net	117,636	121,175	164,435	23,116	413,191	501,940	70,562
Income before tax	4,131,088	5,731,291	8,207,673	1,153,817	14,507,766	19,473,995	2,737,611
Income tax	(807,648)	(1,259,320)	(1,586,673)	(223,051)	(3,194,284)	(4,065,264)	(571,486)

Net income from continuing operations	3,323,440	4,471,971	6,621,000	930,766	11,313,482	15,408,731	2,166,125
Net income from discontinued operations	-	624,864	-	-	-	624,864	87,842
Net income	3,323,440	5,096,835	6,621,000	930,766	11,313,482	16,033,595	2,253,967

Accretion of redeemable noncontrolling interests	(147,825)	(754)	(781)	(110)	(437,067)	(2,268)	(319)
Net loss attributable to noncontrolling interests	6,167	195,395	79,145	11,126	286,273	353,536	49,699
Net income attributable to the Company’s shareholders	3,181,782	5,291,476	6,699,364	941,782	11,162,688	16,384,863	2,303,347
Including:
-Net income from continuing operations attributable to the Company’s shareholders	3,181,782	4,666,612	6,699,364	941,782	11,162,688	15,759,999	2,215,505
-Net income from discontinued operations attributable to the Company’s shareholders	-	624,864	-	-	-	624,864	87,842

Basic net income per share *	0.96	1.62	2.05	0.29	3.34	5.01	0.70
-Continuing operations	0.96	1.43	2.05	0.29	3.34	4.82	0.67
-Discontinued operations	-	0.19	-	-	-	0.19	0.03

Basic net income per ADS *	4.78	8.08	10.27	1.44	16.71	25.04	3.52
-Continuing operations	4.78	7.13	10.27	1.44	16.71	24.09	3.39
-Discontinued operations	-	0.95	-	-	-	0.95	0.13

Diluted net income per share *	0.95	1.60	2.03	0.29	3.30	4.96	0.70
-Continuing operations	0.95	1.41	2.03	0.29	3.30	4.77	0.67
-Discontinued operations	-	0.19	-	-	-	0.19	0.03

Diluted net income per ADS *	4.73	8.00	10.17	1.43	16.50	24.79	3.48
-Continuing operations	4.73	7.05	10.17	1.43	16.50	23.84	3.35
-Discontinued operations	-	0.95	-	-	-	0.95	0.13

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,325,892	3,274,695	3,262,989	3,262,989	3,340,925	3,271,602	3,271,602
Diluted	3,361,727	3,305,504	3,293,766	3,293,766	3,382,467	3,305,081	3,305,081

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

12

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,323,440	5,096,835	6,621,000	930,766	11,313,482	16,033,595	2,253,967
Net income from discontinued operations	-	(624,864)	-	-	-	(624,864)	(87,842)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	805,485	609,036	713,852	100,352	2,439,685	2,089,068	293,676
Fair value changes of equity security investments	1,194,338	735,159	680,019	95,596	513,021	2,956,180	415,573
Impairment losses of investments and other long-term assets	26,055	243,085	6,763	951	30,852	254,848	35,826
Fair value changes of short-term investments	(184,564)	(119,882)	(119,620)	(16,816)	(473,244)	(319,278)	(44,884)
Share-based compensation cost	688,226	764,447	786,999	110,635	2,038,593	2,297,600	322,991
Allowance for expected credit losses	212,010	10,965	44,126	6,203	252,998	54,778	7,701
Losses on disposal of property, equipment and software	4,008	481	528	74	5,273	2,454	345
Unrealized exchange (gains)/ losses	(157,292)	(890,066)	(1,401,893)	(197,075)	141,369	(2,193,925)	(308,417)
Gains on disposal of long-term investments, business and subsidiaries	(1)	-	(1,724,433)	(242,417)	(173,829)	(1,728,433)	(242,979)
Deferred income taxes	307,994	(169,539)	(234,336)	(32,943)	838,963	(88,647)	(12,461)
Share of results on equity method investees and revaluation results from previously held equity interest	(730,363)	(134,569)	(159,128)	(22,370)	(1,125,015)	(1,205,195)	(169,424)
Changes in operating assets and liabilities:
Accounts receivable	(1,178,290)	82,282	35,786	5,031	(1,089,522)	330,143	46,411
Inventories	(154,072)	17,791	(88,300)	(12,413)	(417,175)	33,082	4,651
Prepayments and other assets	(38,490)	(163,612)	368,673	51,827	(230,335)	(364,782)	(51,280)
Accounts payable	172,696	48,452	(84,434)	(11,870)	(66,055)	(128,355)	(18,044)
Salary and welfare payables	(647,029)	782,789	(567,676)	(79,803)	(1,016,409)	(1,541,111)	(216,646)
Taxes payable	(434,893)	(538,234)	475,245	66,809	(273,665)	10,457	1,470
Contract liabilities	2,154,751	279,669	1,580,450	222,176	2,514,243	1,781,919	250,498
Accrued liabilities and other payables	928,647	600,934	552,688	77,696	1,334,899	1,050,486	147,675
Net cash provided by operating activities	6,292,656	6,631,159	7,486,309	1,052,409	16,558,129	18,700,020	2,628,807

Cash flows from investing activities:
Purchase of property, equipment and software	(407,688)	(445,054)	(557,028)	(78,306)	(1,159,306)	(1,751,443)	(246,214)
Proceeds from sale of property, equipment and software	11,030	23,338	3,307	465	15,007	39,210	5,512
Purchase of intangible assets, content and licensed copyrights	(218,168)	(85,121)	(152,276)	(21,407)	(1,211,037)	(381,233)	(53,593)
Net change in short-term investments with terms of three months or less	167,978	(159,173)	156,475	21,997	5,169,261	1,708,147	240,127
Purchase of short-term investments with terms over three months	(630,000)	-	-	-	(10,985,000)	(1,250,000)	(175,722)
Proceeds from maturities of short-term investments with terms over three months	6,251,750	1,459,172	1,195,475	168,057	9,922,302	3,208,478	451,041
Investment in long-term investments and acquisition of subsidiaries	(586,124)	(899,968)	(844,513)	(118,720)	(4,521,538)	(3,434,752)	(482,850)
Proceeds from disposal of long-term investments, businesses and subsidiaries	33,731	6,413	2,277,625	320,183	498,915	2,318,275	325,898
Placement/ rollover of matured time deposits	(11,723,614)	(33,122,029)	(18,830,844)	(2,647,198)	(54,669,947)	(75,998,870)	(10,683,752)
Proceeds from maturities of time deposits	28,328,155	32,100,141	17,770,581	2,498,149	65,599,476	64,570,517	9,077,179
Change in other long-term assets	(69,429)	(60,900)	(31,782)	(4,468)	(168,959)	(262,227)	(36,863)
Net cash provided by/ (used in) investing activities	21,157,621	(1,183,181)	987,020	138,752	8,489,174	(11,233,898)	(1,579,237)

The accompanying notes are an integral part of this announcement.

13

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net changes in bank loans with terms of three months or less	(7,967,910)	2,721,487	(3,645,232)	(512,439)	(867,227)	2,479,450	348,556
Proceed of bank loans with terms over three months	612,885	1,641,708	70,691	9,938	2,170,415	3,627,609	509,961
Payment of bank loans with terms over three months	(235,284)	(32,273)	(50,208)	(7,058)	(985,312)	(82,481)	(11,595)
Amounts paid for NetEase’s issuance of shares in Hong Kong	-	-	-	-	(13,800)	-	-
Net Amounts received/ (paid) related to capital contribution from or repurchase of noncontrolling interests and redeemable noncontrolling interests shareholders	34,800	33,200	14,305	2,011	1,550,025	(54,537)	(7,667)
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(6,310,841)	(2,119,613)	(1,956,829)	(275,087)	(10,798,277)	(5,320,359)	(747,924)
Dividends paid to NetEase’s shareholders	(1,028,116)	(1,403,637)	(1,617,574)	(227,395)	(2,567,837)	(4,704,683)	(661,374)
Net cash (used in)/ provided by financing activities	(14,894,466)	840,872	(7,184,847)	(1,010,030)	(11,512,013)	(4,055,001)	(570,043)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	14,435	74,898	3,470	488	25,316	57,166	8,036
Net increase in cash, cash equivalents and restricted cash	12,570,246	6,363,748	1,291,952	181,619	13,560,606	3,468,287	487,563
Cash, cash equivalents and restricted cash, at the beginning of the period	13,158,965	13,188,702	19,552,450	2,748,640	12,168,605	17,376,115	2,442,696
Cash, cash equivalents and restricted cash, at end of the period	25,729,211	19,552,450	20,844,402	2,930,259	25,729,211	20,844,402	2,930,259

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	898,112	1,055,096	1,550,748	218,001	2,688,995	4,121,174	579,345
Cash paid for interest expense	52,765	93,079	193,329	27,178	144,749	324,149	45,568

The accompanying notes are an integral part of this announcement.

14

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	17,145,668	18,139,843	18,699,106	2,628,679	49,027,297	55,480,763	7,799,362
Youdao	1,387,292	956,225	1,402,434	197,151	4,020,566	3,559,200	500,344
Cloud Music	1,924,683	2,191,510	2,357,248	331,377	5,108,357	6,615,964	930,057
Innovative businesses and others	1,733,106	1,871,500	1,967,972	276,653	5,076,241	5,485,753	771,176
Total net revenues	22,190,749	23,159,078	24,426,760	3,433,860	63,232,461	71,141,680	10,000,939

Cost of revenues:
Games and related value-added services	(6,634,238)	(6,375,598)	(6,551,193)	(920,952)	(18,660,292)	(19,978,841)	(2,808,581)
Youdao	(601,741)	(546,498)	(642,254)	(90,287)	(1,790,817)	(1,751,443)	(246,214)
Cloud Music	(1,881,859)	(1,905,954)	(2,023,600)	(284,473)	(5,042,912)	(5,745,203)	(807,648)
Innovative businesses and others	(1,262,143)	(1,389,537)	(1,465,821)	(206,062)	(3,685,419)	(4,144,431)	(582,615)
Total cost of revenues	(10,379,981)	(10,217,587)	(10,682,868)	(1,501,774)	(29,179,440)	(31,619,918)	(4,445,058)

Gross profit:
Games and related value-added services	10,511,430	11,764,245	12,147,913	1,707,727	30,367,005	35,501,922	4,990,781
Youdao	785,551	409,727	760,180	106,864	2,229,749	1,807,757	254,130
Cloud Music	42,824	285,556	333,648	46,904	65,445	870,761	122,409
Innovative businesses and others	470,963	481,963	502,151	70,591	1,390,822	1,341,322	188,561
Total gross profit	11,810,768	12,941,491	13,743,892	1,932,086	34,053,021	39,521,762	5,555,881

Gross profit margin:
Games and related value-added services	61.3%	64.9%	65.0%	65.0%	61.9%	64.0%	64.0%
Youdao	56.6%	42.8%	54.2%	54.2%	55.5%	50.8%	50.8%
Cloud Music	2.2%	13.0%	14.2%	14.2%	1.3%	13.2%	13.2%
Innovative businesses and others	27.2%	25.8%	25.5%	25.5%	27.4%	24.5%	24.5%

The accompanying notes are an integral part of this announcement.

15

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.1135 on the last trading day of September 2022 (September 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2022, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	180,669	173,840	190,645	26,800	565,965	562,620	79,092
Operating expenses
Selling and marketing expenses	29,289	31,817	24,980	3,512	79,954	87,170	12,254
General and administrative expenses	258,805	297,891	288,598	40,570	746,952	865,551	121,677
Research and development expenses	219,463	260,899	282,776	39,752	645,722	782,259	109,968

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 4: The unaudited reconciliation on GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	3,181,782	4,666,612	6,699,364	941,782	11,162,688	15,759,999	2,215,505
Add: Share-based compensation	675,999	743,198	770,255	108,281	2,003,644	2,237,056	314,480
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	3,857,781	5,409,810	7,469,619	1,050,063	13,166,332	17,997,055	2,529,985

Non-GAAP basic net income from continuing operations per share *	1.16	1.65	2.29	0.32	3.94	5.50	0.77
Non-GAAP basic net income from continuing operations per ADS *	5.80	8.26	11.45	1.61	19.70	27.50	3.87
Non-GAAP diluted net income from continuing operations per share *	1.15	1.64	2.27	0.32	3.89	5.45	0.77
Non-GAAP diluted net income from continuing operations per ADS *	5.74	8.18	11.34	1.59	19.46	27.23	3.83

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

16